  As filed with the Securities and Exchange Commission on October 31, 2000.


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        AMENDMENT NO. 1 TO SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        CITIZENS FIRST FINANCIAL CORP.
                        ------------------------------
                       Name of Subject Company (issuer)

                        CITIZENS FIRST FINANCIAL CORP.
                        ------------------------------
Names of Filing Persons (identifying status as offeror, issuer or other person)

                   Commons Stock, $0.01 Par Value Per Share
                   ----------------------------------------
                         Title of Class of Securities

                                  174623-10-8
                                  -----------
                      CUSIP Number of Class of Securities

                                                Copies to:
                                                ----------
          C. William Landefeld                  Howard & Howard Attorneys, P.C.
          Citizens First Financial Corp.        Theodore L. Eissfeldt
          2101 North Veterans Parkway           Timothy E. Kraepel
          Bloomington, Illinois 61704           One Technology Plaza Suite 600
          (309) 661-8700                        211 Fulton Street
                                                Peoria, Illinois 61602-1350
                                                (309) 672-1483

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                October 31, 2000
      Date Tender Offer First Published, Sent or Given to Security Holders

                           CALCULATION OF FILING FEE
     --------------------------------------------------------------------------
          Transaction Valuation*                       Amount of Filing Fee
               $6,647,000                                      $1,755
     --------------------------------------------------------------------------
     * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 391,000 shares at the maximum tender offer price of $17.00 per share.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,755
                          ---------------------------
Form or Registration No.:  Schedule TO
                          ---------------------------
Filing Party:   Citizens First Financial Corp.
             ----------------------------------------
Date Filed:    October 31, 2000
             ----------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 12.         Exhibits.

       (a)(1) Form of Offer to Purchase, dated October 31, 2000. (Previously filed).

       (a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9). (Previously filed).

       (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form). (Previously filed).

       (a)(4) Form of Letter to Stockholders of the Company, dated October 31, 2000, from C. William Landefeld, Chairman and Chief Executive Officer of the Company. (Previously filed).

       (a)(5) Form of Memorandum, dated October 31, 2000, to the Company's employees. (Previously filed).

       (a)(6)    Form of Question and Answer Brochure. (Previously filed).

       (a)(7) Press Release issued by the Company, dated October 31, 2000 (incorporated by reference from the Current Report on Form 8-K filed by the Company on October 31, 2000).

       (a)(8) Text of Press Announcement to be published in local and regional newspapers on or after October 31, 2000. (Previously filed).

       (a)(9)    Form of Instruction Sheet. (Previously filed).

       (a)(10)   Form of Notice of Guaranteed Delivery. (Previously filed).

       (b) Business Loan Agreement by and between the Company and LaSalle Bank, National Association dated November 6, 2000. (Filed herewith).

       (d) Agreement to Sell Stock and Mutual Release by and among the Company and Lawrence B. Seidman (including his affiliates) dated as of October 27, 2000 (incorporated by reference from the Current Report on Form 8-K filed by the Company on October 31, 2000).

       (g)       Not applicable.

       (h)       Not applicable.


                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

November 28, 2000          CITIZENS FIRST FINANCIAL CORP.


                    By:        /s/C. William Landefeld
                           ---------------------------------------
                           C. William Landefeld
                           President and Chief Executive Officer